Bright Scholar

P.O. BOX 8016, CARY, NC 27512-9903

Your vote matters!

Have your ballot ready and please use one of the methods below for **easy voting:**

Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Bright Scholar Education Holdings Limited

Annual General Meeting of Shareholders

For Shareholders of record as of October 24, 2024

Thursday, November 28, 2024 10:00 AM, Local Time

Mail:

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 12:00 PM, New York Time, November 21, 2024.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 noon (New York Time) on November 21, 2024)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Bright Scholar Education Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business October 24, 2024 at the Annual General Meeting November 28, 2024 at Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, CB1 7BX, United Kingdom.

NOTES:
1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.
https://www.sec.gov/Archives/edgar/data/1696355/000121390024090938/ea0218774-6k_bright.htm

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Bright Scholar Education Holdings Limited Annual General Meeting of

Please make your marks like this: ☒

	PROPOSAL	YOUR VOTE		
		FOR	AGAINST	ABSTAIN
1.	The ordinary resolution as set out in the Notice of Annual General Meeting regarding the ratification of the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the independent registered public accounting firm of the Company for the fiscal year ended August 31, 2024.	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date